UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number:
STUDENT TRANSPORTATION INC.
(Exact name of registrant as specified in its charter)

Ontario	4151	n/a
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code)	Identification No.)
160 Saunders Road, Unit 6
Barrie, Ontario, Canada L4N 9A4
(Address and telephone number of Registrant’s Principal Executive Offices)
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Student Transportation Inc.
3349 Highway 138
Building B, Suite D
Wall, New Jersey 07719
(732) 280-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)
Copy to:
Barry L. Fischer, Esq.
Thompson Coburn LLP
55 East Monroe Street
37th Floor
Chicago, Illinois 60603
Telephone: (312) 580-2233
Facsimile: (312) 782-1998
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:
☐ Annual information form            ☐ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐ 82-_____            No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐                        No ☑
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☑                       No ☐

EXPLANATORY NOTE
Student Transportation Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file this Registration Statement on Form 40-F (this “Registration Statement”) pursuant to the multi-jurisdictional disclosure system of the Securities Exchange Act of 1934. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
FORWARD-LOOKING STATEMENTS
Certain statements in this Registration Statement, including the documents incorporated herein by reference, are “forward looking statements,” which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Registration Statement. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under the section titled “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended June 30, 2010, which is filed as Exhibit 99.3 to this Registration Statement. Although the forward looking statements contained in this Registration Statement are based on what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward looking statements, and the differences may be material. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance.
The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such exhibits. In preparing this Registration Statement, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Company assume any obligation to update such forward-looking statements in the future, except as required by applicable laws.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company’s financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.
Under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”), the Company is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP, accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“U.S. GAAP”). Significant differences between Canadian GAAP and U.S. GAAP as they pertain to the Company for the years ended June 30, 2010 and 2009 are set forth in the Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles, incorporated by reference as Exhibit 99.54 to this Registration Statement.
OFF-BALANCE SHEET ARRANGEMENTS
The Company has entered into operating leases in the ordinary course of its business to finance certain school vehicles and to lease certain facilities under non-cancelable operating leases. These arrangements are disclosed in Note 16 of the Company’s Audited Annual Financial Statements for the years ended June 30, 2010 and 2009; and the sections entitled “General—Managed and Leased Fleet Business,” “Liquidity and Capital Resources,” and “Commitments and Contractual Obligations,” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended June 30, 2010, incorporated by reference as Exhibits 99.1 and 99.2, respectively, to this Registration Statement.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The Company’s contractual obligations as at June 30, 2010, are summarized as follows:

	Payments Due by Period (000’s)
		Less than			More than
Contractual Obligations	Total	1 year	1 to 3 years	3 to 5 years	5 years
Long Term Debt Obligations	185,852	10,299	74,768	100,785	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	61,129	15,709	24,109	15,338	5,973
Purchase Obligations	—	—	—	—	—
Other Long Term Liabilities reflected on Balance Sheet under Canadian GAAP	5,350	2,179	2,388	—	783

Total	252,331	28,187	101,265	116,123	6,756

See also Note 13 and 16 of the Company’s Audited Financial Statements for the years ended June 30, 2010 and 2009, incorporated by reference as Exhibit 99.1 to this Registration Statement.
DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT
The following documents, set forth in the Exhibit Index to this Registration Statement, are incorporated by reference in this Registration Statement:

99.1 – 99.3	Annual Information

99.4 – 99.9	Quarterly Information

99.10 – 99.13	Shareholder Meeting Materials

99.14	Material Change Reports

99.15 – 99.45	Press Releases

99.46 – 99.54	Other

99.55	Consents
UNDERTAKINGS
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Registration Statement or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
Concurrently with the filing of this Registration Statement, the Company is filing with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

STUDENT TRANSPORTATION INC.

By:	/s/ Patrick J. Walker
Name:	Patrick J. Walker
Title:	Executive Vice President and Chief Financial Officer

Date:	July 12, 2011

EXHIBIT INDEX

Exhibit No.
Annual Information

99.1	Audited Annual Financial Statements for the years ended June 30, 2010 and 2009

99.2	Management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2010

99.3	Annual Information Form for the year ended June 30, 2010

Quarterly Information

99.4	Unaudited financial statements for the three months ended September 30, 2010

99.5	Management’s discussion and analysis of financial condition and results of operations for the period ended September 30, 2010

99.6	Unaudited financial statements for the three and six months ended December 31, 2010

99.7	Management’s discussion and analysis of financial condition and results of operations for the period ended December 31, 2010

99.8	Unaudited financial statements for the three and nine months ended March 31, 2011

99.9	Management’s discussion and analysis of financial condition and results of operations for the period ended March 31, 2011

Shareholder Meeting Materials

99.10	Notice of the meeting and record date dated August 24, 2010

99.11	Notice of meeting dated September 28, 2010

99.12	Management information circular dated September 28, 2010 (including notice of annual meeting of shareholders on November 11, 2010)

99.13	Form of proxy for annual meeting of shareholders on November 11, 2010

Material Change Reports

99.14	Material change report dated May 24, 2011

Press Releases

99.15	News release dated July 7, 2010

99.16	News release dated July 16, 2010

99.17	News release dated July 22, 2010

99.18	News release dated August 20, 2010

99.19	News release dated September 15, 2010

99.20	News release dated September 21, 2010

99.21	News release dated September 22, 2010

99.22	News release dated October 15, 2010

99.23	News release dated November 4, 2010

99.24	News release dated November 11, 2010

99.25	News release dated November 16, 2010

99.26	News release dated November 16, 2010

99.27	News release dated December 1, 2010

99.28	News release dated December 15, 2010

99.29	News release dated December 30, 2010

99.30	News release dated January 11, 2011

99.31	News release dated February 7, 2011

99.32	News release dated February 7, 2011

99.33	News release dated February 8, 2011

99.34	News release dated February 14, 2011

99.35	News release dated February 16, 2011

99.36	News release dated February 17, 2011

99.37	News release dated February 24, 2011

99.38	News release dated May 4, 2011

99.39	News release dated May 11, 2011

99.40	News release dated May 16, 2011

99.41	News release dated May 18, 2011

99.42	News release dated June 7, 2011

99.43	News release dated June 8, 2011

99.44	News release dated June 13, 2011

Exhibit No.

99.45	News release dated July 6, 2011

Other

99.46	Fifth Amendment to Second Amended and Restated Credit Agreement, dated October 2, 2009

99.47	Amendment and Waiver Agreement, dated October 2, 2009

99.48	Underwriting Agreement, dated June 7, 2010

99.49	ON Form 13-502F1 (Class 1 Reporting Issuers — Participation Fee) dated September 22, 2010

99.50	Report of voting results dated November 12, 2010

99.51	Third Amended and Restated Credit Agreement dated February 4, 2011

99.52	Underwriting Agreement, dated May 24, 2011

99.53	Final Short Form Prospectus, dated May 31, 2011

99.54	Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles

Consents

99.55	Consent of Ernst & Young LLP